================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                SCHEDULE 14D-1/A
                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             ---------------------

                             MCFARLAND ENERGY, INC.
                           (Name of Subject Company)
                             ---------------------

                        MONTEREY ACQUISITION CORPORATION
                            MONTEREY RESOURCES, INC.
                                   (Bidders)
                             ---------------------
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                             ---------------------
                                  580432 10 2
                     (CUSIP Number of Class of Securities)
                             ---------------------
                            TERRY L. ANDERSON, ESQ.
                            MONTEREY RESOURCES, INC.
                              5201 TRUXTUN AVENUE
                         BAKERSFIELD, CALIFORNIA 93309
                                 (805) 864-3008

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                with a copy to:

                            G. MICHAEL O'LEARY, ESQ.
                             ANDREWS & KURTH L.L.P.
                              TEXAS COMMERCE TOWER
                             600 TRAVIS, SUITE 4200
                           HOUSTON, TEXAS 77002-3090
                                 (713) 220-4200
                             ---------------------
                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------


Transaction Valuation: $111,221,000*             Amount of Filing Fee: $22,242

--------------------------------------------------------------------------------

* For purposes of calculating fee only. The amount assumes the purchase of 5,727,422 Shares (as defined herein) at $18.55 per Share in cash, and 443,313 Shares issuable upon exercise of options, at a per share price equal to the excess of $18.55 over the exercise price of each such option. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered for such number of Shares.

[X]Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $22,242         Filing Party:  Monterey Resources, Inc.
Form or Registration No.:  Schedule 14D-1  Date Filed:    June 24, 1997

================================================================================

                                 SCHEDULE 14D-1
                             CUSIP NO. 580432 10 2

     (1) Name of reporting persons
        S.S. or I.R.S. Identification No. of above person

        Monterey Acquisition Corporation
--------------------------------------------------------------------------------
     (2) Check the appropriate box if a member of a group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     (3) SEC use only

--------------------------------------------------------------------------------
     (4) Sources of funds

        BK
--------------------------------------------------------------------------------
     (5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
     (6) Citizenship or place of organization

        Delaware
--------------------------------------------------------------------------------
     (7) Aggregate amount beneficially owned by each reporting person

        0.0%
--------------------------------------------------------------------------------
     (8) Check if the aggregate amount in Row (7) excludes certain shares

                                                                             [ ]
--------------------------------------------------------------------------------
     (9) Percent of class represented by amount in Row (7)

        0.0%
--------------------------------------------------------------------------------
     (10) Type of reporting person

        CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
                             CUSIP NO. 580432 10 2

     (1) Name of reporting persons
        S.S. or I.R.S. Identification No. of above person

        Monterey Resources, Inc.
--------------------------------------------------------------------------------
     (2) Check the appropriate box if a member of a group
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     (3) SEC use only

--------------------------------------------------------------------------------
     (4) Sources of funds

        BK
--------------------------------------------------------------------------------
     (5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
     (6) Citizenship or place of organization

        Delaware
--------------------------------------------------------------------------------
     (7) Aggregate amount beneficially owned by each reporting person

        0.0%
--------------------------------------------------------------------------------
     (8) Check if the aggregate amount in Row (7) excludes certain shares

                                                                             [ ]
--------------------------------------------------------------------------------
     (9) Percent of class represented by amount in Row (7)

        0.0%
--------------------------------------------------------------------------------
     (10) Type of reporting person

        CO
--------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to the offer by Monterey Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Monterey Resources, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $1.00 per share (the "Shares"), of McFarland Energy, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), which are annexed to and filed with this Statement as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1 -- SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is McFarland Energy, Inc., a Delaware corporation. The principal executive offices of the Company are located at 10425 South Painter Avenue, Santa Fe Springs, California 90670.

     (b) The class of equity securities to which this Schedule 14D-1 relates is the common stock, par value $1.00 per share, of the Company. The information set forth in "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2 -- IDENTITY AND BACKGROUND

     (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser and Parent. The information set forth in "Introduction," Section 8 ("Certain Information Concerning the Purchaser and Monterey") and in Schedule I ("Certain Information Concerning the Purchaser and Monterey") of the Offer to Purchase is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Purchaser nor Parent or, to the best of their knowledge, any of the persons listed in Schedule I ("Certain Information Concerning the Purchaser and Monterey") to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3 -- PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a)-(b) The information set forth in "Introduction," Section 8 ("Certain Information Concerning the Purchaser and Monterey"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 11 ("Purpose of the Offer; the Merger; the Merger Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4 -- SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5 -- PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(e) The information set forth in "Introduction," Section 6 ("Price Range of Shares; Dividends"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 11 ("Purpose of the Offer; the Merger; the Merger Agreement; Plans for the Company") and
Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 12 ("Effect of the Offer on the Market for Shares; Nasdaq Listing; Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6 -- INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)-(b) The information set forth in "Introduction," Section 8 ("Certain Information Concerning the Purchaser and Monterey"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 11 ("Purpose of the Offer; the Merger; the Merger Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7 -- CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in "Introduction," Section 8 ("Certain Information Concerning the Purchaser and Monterey"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 11 ("Purpose of the Offer; the Merger; the Merger Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8 -- PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in "Introduction" and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9 -- FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The bidder does not believe that the bidder's financial condition is material to a decision by a securityholder of the subject company whether to sell, tender or hold securities being sought in the tender offer.

ITEM 10 -- ADDITIONAL INFORMATION

     (a) The information set forth in "Introduction," Section 8 ("Certain Information Concerning the Purchaser and Monterey"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 11 ("Purpose of the Offer; the Merger; the Merger Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in Section 11 ("Purpose of the Offer; the Merger; the Merger Agreement; Plans for the Company") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 12 ("Effect of the Offer on the Market for Shares; Nasdaq Listing; Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in its entirety.

ITEM 11 -- MATERIAL TO BE FILED AS EXHIBITS

         (a)(1)          -- Offer to Purchase, dated June 23, 1997.
         (a)(2)          -- Letter of Transmittal.
         (a)(3)          -- Notice of Guaranteed Delivery.
         (a)(4)          -- Letter from the Company to Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees, dated June 23,
                            1997.
         (a)(5)          -- Letter to Clients for use by Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees.
         (a)(6)          -- IRS Guidelines for Certification of Taxpayer
                            Identification Number on Substitute Form W-9.
         (a)(7)*         -- Summary Advertisement, dated June 23, 1997.
         (c)(1)          -- Agreement and Plan of Merger, dated June 16, 1997 among
                            McFarland Energy Inc., Monterey Resources, Inc. and
                            Monterey Acquisition Corporation.
         (c)(2)          -- Stockholders Agreement, dated June 16,1997, between
                            Monterey Resources, Inc., Monterey Acquisition
                            Corporation and the McFarland Family Trust, J. C.
                            McFarland and Carolyn J. McFarland, and William E. Carl.
            (d)          -- Not applicable.
            (e)          -- Not applicable.
            (f)          -- Not applicable.

---------------

* To be filed by Amendment.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 1997                        MONTEREY ACQUISITION CORPORATION

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                            MONTEREY RESOURCES, INC.

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                 EXHIBIT INDEX

        EXHIBIT                                  EXHIBIT NAME
        -------                                  ------------
         (a)(1)          -- Offer to Purchase, dated June 23, 1997.
         (a)(2)          -- Letter of Transmittal.
         (a)(3)          -- Notice of Guaranteed Delivery.
         (a)(4)          -- Letter from the Company to Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees, dated June 23,
                            1997.
         (a)(5)          -- Letter to Clients for use by Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees.
         (a)(6)          -- IRS Guidelines for Certification of Taxpayer
                            Identification Number on Substitute Form W-9.
         (a)(7)*         -- Summary Advertisement, dated June 23, 1997.
         (c)(1)          -- Agreement and Plan of Merger, dated June 16, 1997 among
                            McFarland Energy Inc., Monterey Resources, Inc. and
                            Monterey Acquisition Corporation.
         (c)(2)          -- Stockholders Agreement, dated June 16,1997, between
                            Monterey Resources, Inc., Monterey Acquisition
                            Corporation and the McFarland Family Trust, J. C.
                            McFarland and Carolyn J. McFarland, and William E. Carl.
            (d)          -- Not applicable.
            (e)          -- Not applicable.
            (f)          -- Not applicable.

---------------

* To be filed by Amendment.